

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2023

James O'Grady
Partner
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020

      Re: Pasithea Therapeutics Corp.
           Schedule TO-I filed August 9, 2023
           File No. 005-92867

Dear James O'Grady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule TO-I filed August 9, 2023

General

1.   We note your disclosure that if you "have not accepted for payment the Shares [stockholders] have tendered to [you] by 5:00 P.M., New York City time, on October 5, 2023, the 40th business day from the commencement of the Offer, [stockholders] may also withdraw [their] Shares at any time thereafter." Please reconcile this date with the requirement set forth in Exchange Act Rule 13e-4(f)(2)(ii) and the definition of business day in Rule 13e-4(a)(3).

2.   Given the significant percentage of outstanding Shares sought in the Tender Offer, please supplementally explain your conclusion that pro forma financial information showing the effect of the Tender Offer (if fully subscribed) are not required pursuant to Item 10 of Schedule TO and Item 1010(b) of Regulation M-A.

Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals, page 14

3.   We note your disclosure that in determining to proceed with the offer, management and the Board of Directors "considered certain evaluations of [y]our current assets and business development strategies." Please revise this statement to provide additional detail regarding such evaluations and how they informed your intention to seek to purchase approximately 21.9% of the outstanding Shares. Refer to Item 1006(a) and Item 1011(c) of Regulation M-A.

Conditions of the Offer, page 22

4.   You have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any United States national securities exchange or in the over-the-counter market.

5.   We note the following statement on page 24: "Any determination by us concerning the events described above will be final and binding on all parties." Please revise this statement to include a qualifier indicating that stockholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

6.   Refer to the first paragraph in this section and the statement in the parenthetical that your own actions or inactions may "trigger" an offer condition and allow you to terminate this tender offer. All offer conditions must be objective and outside the control of the bidder in a tender offer to avoid implicating Regulation 14E's prohibition on illusory offers. Revise the language in the parenthetical accordingly, to avoid implying that your own actions or inactions may allow you to terminate the offer.

7.   Refer to the third bullet point on page 23, which allows you to terminate this tender offer based on a "material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor." A condition that is triggered by any significant change in ANY currency exchange rates of any currency would appear to be extremely broad and difficult to measure. Please revise to quantify how a material change would be measured in this context, or advise.

Incorporation by Reference, page 25

8.   Refer to the following disclosure on page 25 of the offer materials: "Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase." To the extent that information in this Offer to Purchase materially changes, these offer materials must be amended. See Rule 13e-4(c)(3). Please revise to confirm, and to avoid implying that an obligation to amend may be satisfied by *any* (emphasis added) subsequently filed document.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions